EXHIBIT 99.66
                                                                   -------------


A COPY OF THIS PRELIMINARY SHORT FORM PROSPECTUS HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA BUT HAS NOT YET BECOME FINAL FOR THE PURPOSE OF THE SALE OF SECURITIES. INFORMATION CONTAINED IN THIS PRELIMINARY SHORT FORM PROSPECTUS MAY NOT BE COMPLETE AND MAY HAVE TO BE AMENDED. THE SECURITIES MAY NOT BE SOLD UNTIL A RECEIPT FOR THE SHORT FORM PROSPECTUS IS OBTAINED FROM THE SECURITIES REGULATORY AUTHORITIES.

NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

THIS SHORT FORM PROSPECTUS CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. THESE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATE. ACCORDINGLY, THIS SHORT FORM PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES WITHIN THE UNITED STATES. SEE "PLAN OF DISTRIBUTION".


NEW ISSUE                                                       JANUARY 21, 2005

                        PRELIMINARY SHORT FORM PROSPECTUS

                               [GRAPHIC OMITTED]
                      [LOGO - ADANTAGE ENERGY INCOME FUND]

                                  $113,662,500
                              5,250,000 TRUST UNITS

This short form prospectus qualifies the distribution of 5,250,000 trust units (the "TRUST UNITS") of Advantage Energy Income Fund (the "TRUST" or "ADVANTAGE") at a price of $21.65 per Trust Unit (the "OFFERING"). The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the "TSX"). The Trust has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. On January 18, 2005, the last trading day prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was $22.00. On January 20, 2005, the closing price of the Trust Units on the TSX was $21.85. The offering price of the Trust Units was determined by negotiation among Advantage Investment Management Ltd. (the "MANAGER") and Advantage Oil & Gas Ltd. ("AOG"), the operating company, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Raymond James Ltd. and FirstEnergy Capital Corp. (collectively, the "UNDERWRITERS"). The net proceeds of the Offering will be used by the Trust to repay indebtedness of the Trust incurred in connection with the acquisition of Defiant Energy Corporation, for the Trust's 2005 capital expenditure program and for general corporate purposes. See "Use of Proceeds".

In the opinion of counsel, subject to the qualifications and assumptions discussed under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment", the Trust Units offered hereunder will, on the date of issue, be qualified investments under the INCOME TAX ACT (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. See "Eligibility for Investment".

                          ------------------------------------------------------------
                                         PRICE: $21.65 PER TRUST UNIT
                          ------------------------------------------------------------
                                                                                               Net Proceeds
                                 Price to the Public            Underwriters' Fee             to the Trust(1)
                          ----------------------------       -------------------------     --------------------
Per Trust Unit                          $21.65                       $1.0825                      $20.5675
Total                                $113,662,500                  $5,683,125                   $107,979,375

Note:
(1) Before deducting estimated expenses of the Offering of $400,000, which will be paid from the general funds of the Trust.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters relating to the Offering on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

A return on an investment in the Trust is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("UNITHOLDERS"), these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including: the financial performance of AOG, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust's cash distributions decline in the future, and that market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the Trust Unit for tax purposes).

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will be held on or about February 9, 2005 or such other date prior to February 28, 2005 as the Trust and the Underwriters may agree upon. February 28, 2005 is the record date for the distribution by the Trust to its Unitholders, which distribution is payable on March 15, 2005. Accordingly, subscribers who purchase Trust Units pursuant to the Offering and continue to hold the Trust Units on February 28, 2005 will be eligible to receive the distribution to be paid to Unitholders on March 15, 2005. See "Record of Cash Distributions". Definitive certificates representing Trust Units will be available for delivery at closing. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

EACH OF SCOTIA CAPITAL INC., BMO NESBITT BURNS INC., NATIONAL BANK FINANCIAL INC. AND RBC DOMINION SECURITIES INC. ARE DIRECT OR INDIRECT WHOLLY-OWNED SUBSIDIARIES OF CANADIAN CHARTERED BANKS WHICH ARE LENDERS TO THE TRUST. CONSEQUENTLY, THE TRUST MAY BE CONSIDERED TO BE A CONNECTED ISSUER OF THESE UNDERWRITERS FOR THE PURPOSES OF SECURITIES REGULATIONS IN CERTAIN PROVINCES. THE NET PROCEEDS OF THE OFFERING RECEIVED BY THE TRUST WILL BE USED TO REPAY A PORTION OF THE INDEBTEDNESS OF AOG TO SUCH BANKS. SEE "RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS" AND "USE OF PROCEEDS".

THE TRUST UNITS ARE NOT "DEPOSITS" WITHIN THE MEANING OF THE CANADA DEPOSIT INSURANCE CORPORATION ACT (CANADA) AND ARE NOT INSURED UNDER THE PROVISIONS OF THAT ACT OR ANY OTHER LEGISLATION. FURTHERMORE, THE TRUST IS NOT A TRUST COMPANY AND, ACCORDINGLY, IT IS NOT REGISTERED UNDER ANY TRUST AND LOAN COMPANY LEGISLATION AS IT DOES NOT CARRY ON OR INTEND TO CARRY ON THE BUSINESS OF A TRUST COMPANY.

                                TABLE OF CONTENTS


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............................2
GLOSSARY OF TERMS.............................................................3
NON-GAAP MEASURES.............................................................5
DOCUMENTS CONCERNING ADVANTAGE INCORPORATED BY REFERENCE......................6
ADVANTAGE ENERGY INCOME FUND..................................................8
DESCRIPTION OF BUSINESS.......................................................8
RECENT DEVELOPMENTS...........................................................9
DESCRIPTION OF TRUST UNITS....................................................9
CONSOLIDATED CAPITALIZATION OF THE TRUST.....................................11
PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS............................12
RECORD OF CASH DISTRIBUTIONS.................................................13
USE OF PROCEEDS..............................................................14
PLAN OF DISTRIBUTION.........................................................14
RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS........................15
INTEREST OF EXPERTS..........................................................15
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS...................................16
ELIGIBILITY FOR INVESTMENT...................................................18
RISK FACTORS.................................................................19
LEGAL PROCEEDINGS............................................................19
MATERIAL CONTRACTS...........................................................19
AUDITORS, TRANSFER AGENT AND REGISTRAR.......................................20
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION................................20
AUDITORS' CONSENT............................................................21
AUDITORS' CONSENT............................................................21
AUDITORS' CONSENT............................................................21

SCHEDULE A            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
SCHEDULE B-1          CERTIFICATE OF THE TRUST
SCHEDULE B-2          CERTIFICATE OF THE UNDERWRITERS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and AOG believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

o    the performance characteristics of the Trust's assets;
o    oil and natural gas production levels;
o    the size of the oil and natural gas reserves;
o projections of market prices and costs and the related sensitivities of distributions;
o    supply and demand for oil and natural gas;
o expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
o    treatment under governmental regulatory regimes; and
o    capital expenditures programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

o    volatility in market prices for oil and natural gas;
o    liabilities inherent in oil and natural gas operations;
o    uncertainties associated with estimating oil and natural gas reserves;
o competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
o    incorrect assessments of the value of acquisitions;
o    fluctuation in foreign exchange or interest rates;
o    stock market volatility and market valuations;
o changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
o    geological,   technical,   drilling  and  processing   problems  and  other
     difficulties in producing petroleum reserves; and
o    the other factors discussed under "Risk Factors".

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust, the Manager, nor AOG undertakes any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this short form prospectus.

                                GLOSSARY OF TERMS

In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"7.50% DEBENTURES" means the 7.50% convertible unsecured subordinated debentures of Advantage due October 1, 2009;

"7.75% DEBENTURES" means the 7.75% convertible unsecured subordinated debentures of Advantage due December 1, 2011;

"8.25% DEBENTURES" means the 8.25% convertible unsecured subordinated debentures of Advantage due February 1, 2009;

"9.00% DEBENTURES" means the 9.00% convertible unsecured subordinated debentures of Advantage due August 1, 2008;

"10.00%  DEBENTURES"  means  the  10.00%  convertible   unsecured   subordinated
debentures of Advantage due November 1, 2007;

"ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"ADVANTAGE" or "THE TRUST" means Advantage Energy Income Fund, an unincorporated trust formed under the laws of the Province of Alberta pursuant to the Trust Indenture. All references to "ADVANTAGE" or "THE TRUST", unless the context otherwise requires, are references to Advantage and its predecessors and subsidiaries;

"ADVANTAGE AIF" means Advantage's Revised Renewal Annual Information Form dated May 12, 2004, which is incorporated by reference in this short form prospectus;

"ANADARKO" means Anadarko Canada Corporation, the managing partner of Anadarko Canada Resources;

"AOG" or the "CORPORATION" means Advantage Oil & Gas Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust. All references to "AOG", unless the context otherwise requires, are references to Advantage Oil & Gas Ltd. and its predecessors;

"ARRANGEMENT" means the arrangement involving Defiant, its shareholders, Defiant Resources Corporation, the Trust and AOG, which was completed on December 21, 2004, under the provisions of Section 193 of the ABCA;

"BUSINESS DAY" means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"DEFIANT" means Defiant Energy Corporation, a company acquired indirectly by the Trust effective December 21, 2004 and which amalgamated with AOG effective January 1, 2005;

"EXCHANGEABLE SHARE" means a series A exchangeable share in the capital of AOG;

"MANAGEMENT AGREEMENT" means the amended and restated management agreement dated October 4, 2004 among AOG, the Manager and the Trustee, on behalf of the Trust;

"MANAGER" means Advantage Investment Management Ltd., a corporation incorporated under the ABCA;

"MARKWEST" means MarkWest Resources Canada Corp., a corporation incorporated under the ABCA which was acquired by AOG on December 2, 2003 and amalgamated with AOG on January 1, 2004;

"NOTE INDENTURES" means the note indenture dated September 30, 2004 between AOG and Computershare Trust Company of Canada providing for the issue of long term Notes and the master note indenture dated September 30, 2004 between AOG and Computershare Trust Company of Canada providing for the issue of medium term Notes;

"NOTES" means the unsecured subordinated promissory notes of AOG issued to the Trust from time to time under the Note Indentures;

"OFFERING" means the offering of 5,250,000 Trust Units at a price of $21.65 per Trust Unit pursuant to this short form prospectus;

"OIL AND NATURAL GAS PROPERTIES" means the working, royalty or other interests of AOG in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AOG from time to time;

"PERMITTED INVESTMENTS" means, with respect to up to 25% of the total assets of the Trust (unless otherwise approved by AOG's board of directors from time to time): (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (iii) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited maturing within 180 days after the date of acquisition; and (iv) trust units and limited partnership units in trusts and limited partnerships which invest in energy related assets, including all types of petroleum and natural gas and energy related assets, and including, without limitation, facilities of any kind, oil sands interests, coal, electricity or power generating assets, and pipeline, gathering, processing and transportation assets;

"PETROLEUM SUBSTANCES" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"ROYALTY" means the 95% interest in AOG's Petroleum Substances within, upon or under certain of its Oil and Natural Gas Properties granted pursuant to the Royalty Agreement;

"ROYALTY AGREEMENT" means the royalty agreement entered into between AOG and the Trust dated as of December 1, 2003 and providing for the creation of the Royalty;

"SPECIAL VOTING UNIT" means the one special voting unit of Advantage issued by Advantage to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares to vote at meetings of Unitholders;

"SPROULE" means Sproule Associates Limited, independent geological and petroleum engineering consultants of Calgary, Alberta;

"TAX ACT" means the INCOME TAX ACT (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"TRUSTEE" means Computershare Trust Company of Canada or such other trustee, from time to time, of the Trust;

"TRUST INDENTURE" means the trust indenture between Computershare Trust Company of Canada and AOG made effective as of April 17, 2001, supplemented as of May 22, 2002 and amended and restated as of June 25, 2002, May 28, 2003 and May 26, 2004, pursuant to which Advantage was formed, as the same may be further amended, restated or replaced from time to time;

"TRUST UNIT" or "UNIT" means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"TSX" means the Toronto Stock Exchange;

"UNDERWRITING AGREEMENT" means the agreement dated January 19, 2005 among the Trust, AOG, the Manager and the Underwriters in respect of the Offering;

"UNDERWRITERS" means, collectively, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Raymond James Ltd. and FirstEnergy Capital Corp.;

"UNITED STATES" or "U.S." means the United States of America;

"UNITHOLDERS" means the holders from time to time of the Trust Units; and

"VOTING AND EXCHANGE TRUST AGREEMENT" means the agreement among Advantage, AOG and the Trustee, dated December 21, 2004, the terms of which govern the voting of the Special Voting Unit and the exchange of the Exchangeable Shares for Trust Units in certain circumstances set out therein.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders.

All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.


                                NON-GAAP MEASURES

In this short form prospectus, the Trust uses the terms "cash flow", "funds flow from operations" and "cash available for distribution" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. "Cash flow", "funds flow from operations" and "cash available for distribution" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "funds flow from operations" and "cash available for distribution" of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "funds flow from operations" and "cash available for distribution" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. All references to "cash flow" and "funds flow from operations" are based on cash flow before changes in non-cash working capital related to operating activities, as presented in the consolidated financial statements of the Trust. Cash available for distribution cannot be assured and future distributions may vary. The Trust uses such terms and, particularly, "cash available for distribution" as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that "cash available for distribution" is a useful supplemental measure as it provides investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

            DOCUMENTS CONCERNING ADVANTAGE INCORPORATED BY REFERENCE

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED BY ADVANTAGE WITH SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of AOG at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, phone (403) 261-8810, fax (403) 262-0723. For the purpose of the Province of Quebec, this short form prospectus contains information to be completed by consulting the permanent information record of Advantage. A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of AOG at the above-mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference, as well as additional information relating to Advantage, may be obtained from the securities commissions or similar authorities in Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at WWW.SEDAR.COM.

The following documents of Advantage, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

       (a)    the Advantage AIF;

       (b) the audited comparative consolidated financial statements of Advantage as at and for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' report thereon;

       (c)    the   management's   discussion  and  analysis  of  the  financial
              conditions and results of operations for the year ended December 31, 2003;

       (d)    the   unaudited   comparative   consolidated   interim   financial
              statements of Advantage as at and for the three and nine months ended September 30, 2004, together with the notes thereto;

       (e)    the   management's   discussion  and  analysis  of  the  financial
              conditions and results of operations for the three and nine months ended September 30, 2004;

       (f) pages C-1 to C-11 of the Short Form Prospectus of Advantage dated September 3, 2004 consisting of the unaudited financial statements of MarkWest as at and for the nine month period ended September 30, 2003, together with the notes thereto;

       (g) Advantage's Information Circular and Proxy Statement dated April 16, 2004 relating to the annual meeting of Unitholders held on May 26, 2004, excluding the sections entitled "Performance Chart" and "Corporate Governance";

       (h) the business acquisition report of Advantage dated September 30, 2004, including Schedules A and B attached thereto, with respect to the acquisition by Advantage of certain assets located in central Alberta, southern Alberta and southeast Saskatchewan for a price of $186 million, subject to adjustment;

       (i) the material change report of Advantage dated November 4, 2004 describing the Arrangement; and

       (j) the material change report of Advantage dated December 31, 2004 confirming the completion of the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Advantage with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS SHORT FORM PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS, OR IS DEEMED TO BE, INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE
DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

                          ADVANTAGE ENERGY INCOME FUND

ADVANTAGE ENERGY INCOME FUND, ADVANTAGE OIL & GAS LTD. AND ADVANTAGE INVESTMENT MANAGEMENT LTD.

Advantage Energy Income Fund is an entity that provides monthly cash distributions to its Unitholders. Advantage was created under the laws of the Province of Alberta pursuant to the Trust Indenture. It is, for Canadian tax purposes, an open-ended mutual fund trust and is categorized as a "natural resource issuer" for the purposes of Canadian securities laws. The Trust is administered by the Trustee. The beneficiaries of the Trust are the Unitholders.

AOG is an oil and natural gas exploitation and development company that is wholly-owned by the Trust. It was originally incorporated in 1979 as Westrex Energy Corp. ("WESTREX"). Through a plan of arrangement under the ABCA, Westrex merged with Search Energy Inc. on December 31, 1996, and changed its name to Search Energy Corp. ("SEARCH") on January 2, 1997.

Effective May 24, 2001, all of the issued and outstanding common shares of Search were acquired by 925212 Alberta Ltd. ("ACQUISITIONCO"), a corporation wholly-owned by the Trust. Search and AcquisitionCo were then amalgamated and continued as "Search Energy Corp.". On July 26, 2001, Search acquired all of the shares of Due West Resources Inc. ("DUE WEST"). Effective August 1, 2001, Search and Due West were amalgamated and continued as "Search Energy Corp.". Effective January 1, 2002, Search acquired a number of natural gas properties located primarily in southern Alberta formerly administered by Gascan Resources Ltd. On June 26, 2002, Search changed its name to Advantage Oil & Gas Ltd. On November 18, 2002, AOG acquired all of the issued and outstanding shares of Best Pacific Resources Ltd. On December 2, 2003, AOG acquired MarkWest. MarkWest was amalgamated with AOG effective January 1, 2004. On September 15, 2004, the Trust indirectly acquired certain petroleum and natural gas properties and related assets from Anadarko for approximately $186,000,000 before closing adjustments. On December 21, 2004, the Trust indirectly acquired Defiant by way of the Arrangement. Effective January 1, 2005, Defiant was amalgamated with AOG.

In accordance with the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The Manager is a Canadian-owned energy advisory management corporation, incorporated on March 19, 2001, pursuant to the provisions of the ABCA.

The head office of the Trust and the Manager and the head office and the registered office of AOG is located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The registered office of the Manager is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.


                             DESCRIPTION OF BUSINESS

ADVANTAGE ENERGY INCOME FUND

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, AOG, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of AOG, the Royalty and the Notes.

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Notes, royalty income earned on the Royalty, dividends (if any) received on, and amounts, if any, received on redemption of, AOG's common shares, non-voting shares and preferred shares, and income and distributions received from any Permitted Investments after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. See "Description of Trust Units - Cash Distributions".

ADVANTAGE OIL & GAS LTD.

AOG  is  actively  engaged  in  the  business  of  oil  and  gas   exploitation,
development, acquisition and production in the Provinces of Alberta, British Columbia and Saskatchewan.

ADVANTAGE INVESTMENT MANAGEMENT LTD.

Pursuant to the Management Agreement, the Manager has agreed to act as manager of the Trust and AOG. The board of directors of AOG has retained the Manager to provide comprehensive management services and has delegated certain authority to the Manager to assist in the administration and regulation of the day-to-day operations of the Trust and AOG and assist in executive decisions which conform to the general policies and general principles previously established by the board of directors of AOG. The Manager is entitled to designate two directors to serve on the board of directors of AOG. The Manager also provides executive officers to AOG, subject to the approval of the board of directors of AOG.


                               RECENT DEVELOPMENTS

ACQUISITION OF DEFIANT

On December 21, 2004, the Trust indirectly acquired Defiant by way of the Arrangement. The acquisition of Defiant is consistent with Advantage's strategy of focusing on natural gas and light oil properties that provide low risk drilling upside. The transaction is accretive to Advantage's 2005 cash flow and production per unit and provides Advantage with additional lower risk drilling and recompletion opportunities. Approximately 15.2 million barrels of oil equivalent of proven and probable reserves were acquired based on the independent engineering evaluations prepared by Sproule effective July 1, 2004 and August 1, 2004. The asset base acquired from Defiant is highly concentrated consisting of three core areas located in central Alberta in close proximity to existing Advantage operations and approximately 90% of the production is operated, with four projects representing 85% of the current production. See the material change reports of Advantage dated November 4, 2004 and December 31, 2004 for more information concerning Defiant and the Arrangement, which material change reports are incorporated by reference herein.

DISTRIBUTION ANNOUNCEMENTS

On November 3, 2004, the Trust announced that its distribution to be paid on February 15, 2005 for Unitholders of record on January 31, 2005 would be $0.28 per Trust Unit, representing an increase of 12% from the previous distribution level of $0.25 per Trust Unit.

On October 18, 2004, the Trust announced that its distribution to be paid on November 15, 2004 for Unitholders of record on October 29, 2004 would be $0.25 per Trust Unit, representing an increase of 8.7% from the previous distribution level of $0.23 per Trust Unit.

POTENTIAL ACQUISITIONS

The Trust continues to evaluate potential acquisitions of all types of petroleum, natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is regularly in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential acquisition. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

                           DESCRIPTION OF TRUST UNITS

TRUST UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As at December 31, 2004, 49,674,783 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distributions from, and in any net assets of, the Trust in the event of termination or winding-up of the Trust. The beneficial interests in the Trust are divided into two classes, as follows: (i) Trust Units, which are entitled to the rights, subject to limitations, restrictions and conditions set out in the Trust Indenture, as summarized herein and in the Advantage AIF, which is incorporated by reference herein; and (ii) "special voting units", which shall be issued to a trustee and which are entitled to such number of votes at meetings of Unitholders as is equal to the number of Trust Units reserved for issuance that such special voting units represent, such number of votes and any other rights or limitations to be prescribed by AOG's board of directors. As at the date hereof there is one special voting unit outstanding. The special voting units give AOG the flexibility to acquire the securities of another issuer in consideration for securities which are ultimately exchangeable for Trust Units. All Trust Units are of the same class with equal rights and privileges. Each Trust Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the Trust, and distributions on liquidation, is fully paid and non-assessable and entitles the holder thereof to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AOG or the Trust. Corporate law does not govern the Trust and the rights of Unitholders. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The rights of Unitholders are specifically set forth in the Trust Indenture. In addition, trusts are not defined as recognized entities within the definitions of legislation such as the BANKRUPTCY AND INSOLVENCY ACT (Canada) and the COMPANIES' CREDITORS ARRANGEMENT ACT (Canada). As a result, in the event of an insolvency or restructuring, a Unitholder's position as such may be quite different than that of a shareholder of a corporation.

The price per Trust Unit is a function of anticipated distributable income from AOG and the combined ability of AOG's board of directors and the Manager to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

EXCHANGEABLE SHARES

As at December 31, 2004, AOG had 1,450,030 Exchangeable Shares outstanding. The Exchangeable Shares were issued in connection with the Trust's acquisition of Defiant. Each Exchangeable Share is exchangeable for Trust Units at any time (subject to the provisions of the Voting and Exchange Trust Agreement), on the basis of the applicable exchange ratio in effect at that time, in accordance with the share provisions applicable to such shares and the terms and provisions of the Voting and Exchange Trust Agreement. The exchange ratio was initially equal to one upon issuance of the Exchangeable Shares and will increase on each date that a distribution is paid by Advantage on the Trust Units. The exchange ratio will decrease on each record date for the payment of dividends on the Exchangeable Shares. The holders of Exchangeable Shares are not entitled to any vote at meetings of shareholders of AOG but are, through the Special Voting Unit of Advantage held by the Trustee as trustee under the Voting and Exchange Trust Agreement, entitled to vote (on the basis of the number of votes equal to the number of Trust Units into which the Exchangeable Shares are then exchangeable) with the holders of Trust Units as a class. In addition, holders are provided with all information sent by the Trust to Unitholders. Holders of Exchangeable Shares will be entitled to receive, as and when declared by the board of directors of AOG in its sole discretion from time to time, such cash dividends as may be declared thereon by the board of directors. It is not anticipated that dividends will be declared or paid on the Exchangeable Shares. The Exchangeable Shares will be redeemable by AOG, in certain circumstances, and will be retractable by holders of Exchangeable Shares, in certain circumstances. Exchangeable Shares not previously redeemed or retracted will be redeemed by AOG or purchased by Advantage on January 15, 2008.

CASH DISTRIBUTIONS

AOG's board of directors intends for the Trust to make monthly cash distributions. Cash distributions will be made monthly to the Unitholders of record on the last day of each month (unless such day is not a Business Day, in which case the date of record shall be the next following Business Day) and shall be payable on the 15th day of each month or, if such day is not a Business Day, the next following Business Day or such other date as is determined from time to time by the Trustee. See "Record of Cash Distributions".

ASSUMING THE OFFERING CLOSES ON OR BEFORE FEBRUARY 28, 2005, SUBSCRIBERS FOR TRUST UNITS PURSUANT TO THE OFFERING WHO CONTINUE TO BE UNITHOLDERS OF RECORD ON FEBRUARY 28, 2005 WILL, IN THOSE CIRCUMSTANCES, BE ENTITLED TO RECEIVE A DISTRIBUTION OF DISTRIBUTABLE CASH OF THE TRUST PAYABLE ON MARCH 15, 2005.

For additional information respecting the Trust Units, including information respecting Unitholders' limited liability, the redemption right attached to the Trust Units, meetings of Unitholders, and amendments to the Trust Indenture, see "Additional Information Respecting Advantage Energy Income Fund" at pages 29 through 35, inclusive, of the Advantage AIF.

                    CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2003 and as at September 30, 2004 after giving effect to the Arrangement and both before and after giving effect to the Offering:

                                                            AS AT SEPTEMBER 30, 2004       AS AT SEPTEMBER 30, 2004
                                                           AFTER GIVING EFFECT TO THE     AFTER GIVING EFFECT TO THE
                                                             ARRANGEMENT AND BEFORE          ARRANGEMENT AND THE
                                      AS AT               GIVING EFFECT TO THE OFFERING          OFFERING(2)
 DESIGNATION (AUTHORIZED)        DECEMBER 31, 2003                 (UNAUDITED)                   (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------------
                                                     ($ thousands except Trust Unit amounts)

Bank Debt                             $102,968                      $256,764                       $149,185
    ($310 million)(1)

Unitholders' Capital
    Trust Units(3)(4)(5)              $302,496                      $505,655                       $613,234
    (unlimited)               (36,717,206 Trust Units)      (48,015,990 Trust Units)       (53,265,990 Trust Units)

10.00% Debentures                     $10,214                        $5,595                         $5,595
    ($55,000)

9.00% Debentures                      $30,000                        $22,666                       $22,666
    ($30,000)

8.25% Debentures                      $59,770                        $24,676                       $24,676
    ($60,000)

7.50% Debentures                        Nil                          $73,525                       $73,525
    ($75,000)

7.75% Debentures                        Nil                          $50,000                       $50,000
    ($50,000)

Special Voting Units                    Nil                 (1 unit, 1,450,030 votes)     (1 unit, 1,450,030 votes)
    (unlimited)

Exchangeable Shares                     Nil                          $30,770                       $30,770
    (unlimited)                                                (1,450,030 Shares)             (1,450,030 Shares)

Notes:

(1) Advantage has credit facilities (the "CREDIT FACILITIES") which provide for a $300 million extendible revolving loan facility and a $10 million operating loan facility. The loan's interest rate is based on either prime or bankers' acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2.0% depending on the Trust's debt to cash flow ratio. The Credit Facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. The Credit Facilities are subject to review on an annual basis, with the next review anticipated to take place in May 2005. Various borrowing options are available under the Credit Facilities, including prime rate-based advances and bankers' acceptances loans. The Credit Facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period, subject to a one year term maturity as to lenders not agreeing to such annual extension. The Credit Facilities contain standard commercial covenants for facilities of this nature, and distributions by AOG to the Trust (and effectively by the Trust to Unitholders) are subordinated to the repayment of any amounts owing under the Credit Facilities. Distributions to Unitholders are not permitted if the Trust is in default of such Credit Facilities or if the amount of the Trust's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. The current borrowing base under the Credit Facilities is $300 million. Interest payments under the Debentures are also subordinated to indebtedness under the Credit Facilities and payments under the Debentures are similarly restricted. Bank debt does not include a working capital deficit of $9,537,000 (excluding hedge liability) as at September 30, 2004.
(2) Based on the issuance of 5,250,000 Trust Units for aggregate gross proceeds of $113,662,500 less the Underwriters' fee of $5,683,125 and expenses of the Offering estimated to be $400,000, the net proceeds from the Offering are estimated to be $107,579,375.
(3) In addition, as at September 30, 2004, 310,000 incentive rights are outstanding under the Trust's trust unit incentive rights plan.
(4) The amount recorded for the Trust Units at December 31, 2003 includes $19,592,000 for the accrual of the non-cash performance incentive amounts which were subsequently settled through the issuance of 1,099,104 Trust Units.
(5) These amounts do not include an aggregate of 763,373 Trust Units issued as partial payment of the performance fee to the Manager and employees of AOG on January 19, 2005 for services rendered during the year ended December 31, 2004.
(6) As at September 30, 2004, Unitholders' equity of Advantage incorporated Unitholders' capital of $427,856,000, contributed surplus of $1,036,000, accumulated cash distributions up to September 30, 2004 of $(234,809,000), accumulated income of $87,994,000 and convertible debentures of $176,462,000.

                PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSX under the trading symbol "AVN.UN". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSX for the periods indicated.

--------------------------------------------------------------------------------
    Period                    High               Low                Volume
--------------------------------------------------------------------------------

2002
First Quarter                $11.35             $7.91             11,207,717
Second Quarter               $12.14            $10.00              7,006,294
Third Quarter                $13.25            $10.40              7,350,914
Fourth Quarter               $13.75            $11.65              7,582,352

2003
First Quarter                $15.59            $11.80              7,622,480
Second Quarter               $16.95            $14.15              7,995,072
Third Quarter                $17.15            $14.92              8,001,055
Fourth Quarter               $17.95            $15.65              9,684,205

2004
First Quarter                $19.00            $16.01              7,666,480
Second Quarter               $20.08            $17.80             10,657,075
July                         $19.65            $18.63              2,095,637
August                       $19.70            $18.51              3,648,664
September                    $21.50            $19.47              4,872,670
October                      $22.35            $20.46              5,644,564
November                     $22.05            $20.36              7,372,495
December                     $22.54            $20.61              4,164,232

2005
January 4 - 20               $22.00            $21.21              3,624,826

Note:
(1)  The Trust Units commenced trading on the TSX on May 29, 2001.

On January 18, 2005, the last trading day prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was $22.00. On January 20, 2005, the closing price of the Trust Units on the TSX was $21.85.

                          RECORD OF CASH DISTRIBUTIONS

The following is a summary of the distributions made by Advantage from its inception in May of 2001 to December 31, 2004.

--------------------------------------------------------------------------------
                                    Distributions
For the 2001 Period Ended             per Unit           Payment Date
--------------------------------------------------------------------------------
June 30                                 $0.28            July 16, 2001
July 31                                 $0.28            August 15, 2001
August 31                               $0.22            September 17, 2001
September 30                            $0.22            October 15, 2001
October 31                              $0.15            November 15, 2001
November 30                             $0.15            December 15, 2001
December 31                             $0.15            January 15, 2002
                                       -------
TOTAL:                                  $1.45

--------------------------------------------------------------------------------
                                    Distributions
For the 2001 Period Ended             per Unit           Payment Date
--------------------------------------------------------------------------------
January 31                              $0.15            February 15, 2002
February 28                             $0.13            March 15, 2002
March 31                                $0.13            April 15, 2002
April 30                                $0.13            May 15, 2002
May 31                                  $0.13            June 14, 2002
June 30                                 $0.13            July 15, 2002
July 31                                 $0.13            August 15, 2002
August 31                               $0.13            September 16, 2002
September 30                            $0.13            October 15, 2002
October 31                              $0.18            November 15, 2002
November 30                             $0.18            December 16, 2002
December 31                             $0.18            January 15, 2003
                                       -------
TOTAL:                                  $1.73


--------------------------------------------------------------------------------
                                    Distributions
For the 2001 Period Ended             per Unit           Payment Date
--------------------------------------------------------------------------------
January 31                             $0.18             February 18, 2003
February 28                            $0.23             March 17, 2003
March 31                               $0.23             April 15, 2003
April 30                               $0.23             May 15, 2003
May 31                                 $0.23             June 16, 2003
June 30                                $0.23             July 15, 2003
July 31                                $0.23             August 15, 2003
August 31                              $0.23             September 15, 2003
September 30                           $0.23             October 15, 2003
October 31                             $0.23             November 17, 2003
November 30                            $0.23             December 15, 2003
December 31                            $0.23             January 15, 2004
                                      -------
TOTAL                                  $2.71

--------------------------------------------------------------------------------
                                    Distributions
For the 2001 Period Ended             per Unit           Payment Date
--------------------------------------------------------------------------------
January 31                             $0.23             February 17, 2004
February 29                            $0.23             March 15, 2004
March 31                               $0.23             April 15, 2004
April 30                               $0.23             May 17, 2004
May 31                                 $0.23             June 15, 2004
June 30                                $0.23             July 15, 2004
July 31                                $0.23             August 16, 2004
August 31                              $0.23             September 15, 2004
September 30                           $0.23             October 15, 2004
October 31                             $0.25             November 15, 2004
November 30                            $0.25             December 15, 2004
December 31                            $0.25             January 17, 2005
                                      -------
TOTAL                                  $2.82

Note:

(1) Advantage announced on January 12, 2005 that a distribution of $0.28 per Trust Unit will be paid on February 15, 2005 to Unitholders of record on the close of business on January 31, 2005.

The Trust intends to make cash distributions on the 15th day of each month (or the first Business Day thereafter) to Unitholders of record on the immediately preceding record date.

It is expected that closing will be held on or about February 9, 2005 or such other date prior to February 28, 2005 as the Trust and the Underwriters may agree upon. February 28, 2005 is the record date for the distribution by the Trust to its Unitholders, which distribution is payable on March 15, 2005. Accordingly, subscribers who purchase Trust Units pursuant to the Offering and continue to hold the Trust Units on February 28, 2005 will be eligible to receive the distribution to be paid to Unitholders on March 15, 2005.

                                 USE OF PROCEEDS

The estimated net proceeds to the Trust from the Offering are estimated to be $107,579,375 after deducting the fees of $5,683,125 payable to the Underwriters and the estimated expenses of the Offering of $400,000. See "Plan of Distribution". The net proceeds of the Offering will be used by the Trust to repay a portion of its indebtedness under the Credit Facilities incurred in connection with the acquisition of Defiant, for the Trust's 2005 capital expenditure program and for general corporate purposes.

                              PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 5,250,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on February 9, 2005, or such other date as may be agreed upon by the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $21.65 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $1.0825 per Trust Unit for Trust Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $5,683,125, in consideration for their services in connection with the Offering. The terms of the Offering of the Trust Units were determined by negotiation between the Manager and AOG, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of the other Underwriters.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all Trust Units if they are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and AOG will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

It is expected that a closing will be held on or about February 9, 2005, or such other date prior to February 28, 2005 as the Trust and the Underwriters may agree upon. February 28, 2005 is the record date for a distribution by the Trust to Unitholders, which distribution will be paid on March 15, 2005. Definitive certificates representing the Trust Units will be available for delivery at closing.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it shall not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible or exchangeable into Trust Units for a period of 90 days subsequent to the closing date of the Offering without the consent of the Underwriters, except in respect of Trust Units issued on conversion of the 8.25% Debentures, the 9% Debentures, the 10% Debentures, the 7.75% Debentures, the 7.50% Debentures, Exchangeable Shares or upon the exercise of trust unit incentive rights, which consent may not be unreasonably withheld.

The Trust has applied to list the Trust Units distributed under this short form prospectus on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

THE TRUST UNITS HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND, ACCORDINGLY, THE TRUST UNITS MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT). EACH UNDERWRITER HAS AGREED THAT IT WILL NOT OFFER OR SELL THE TRUST UNITS WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OF, UNITED STATES PERSONS, AND WILL NOT CONDUCT ANY DIRECTED SELLING EFFORTS IN THE UNITED STATES (AS SUCH TERM IS DEFINED IN REGULATION S TO THE U.S. SECURITIES ACT) OR ANY OTHER JURISDICTION OUTSIDE OF CANADA.

              RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and RBC Dominion Securities Inc. are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to the Trust pursuant to the Credit Facilities. Consequently, the Trust may be considered a connected issuer of Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and RBC Dominion Securities Inc. under applicable securities laws.

As at September 30, 2004, and after giving effect to the Arrangement, approximately $257 million was outstanding under the Credit Facilities. See "Consolidated Capitalization of the Trust". The Trust is in compliance with all material terms of the agreement governing the Credit Facilities and none of the lenders under the Credit Facilities has waived any breach by the Trust of that agreement since its execution. Neither the financial position of the Trust nor the value of the security under the Credit Facilities has changed substantially since the indebtedness under the Credit Facilities was incurred.

The decision to distribute the Trust Units offered hereunder and the determination of the terms of the distribution were made through negotiations primarily between the Manager and AOG, on behalf of the Trust, and Scotia Capital Inc. on its own behalf and on behalf of the other Underwriters. The lenders under the Credit Facilities did not have any involvement in such decision or determination, but have been advised of the issuance and terms thereof. As a consequence of this issuance, Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and RBC Dominion Securities Inc. will receive their respective share of the Underwriters' fee. In addition, the Trust intends to utilize the net proceeds from the Offering to repay a portion of its indebtedness under the Credit Facilities.

                               INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, on behalf of the Trust, and by Macleod Dixon LLP, Calgary, Alberta, on behalf of the Underwriters. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP, as a group and Macleod Dixon LLP, as a group, each own, directly or indirectly, less than 1% of the Trust Units. Reserves estimates in the

Advantage AIF and otherwise incorporated by reference into this short form prospectus are based upon reports prepared by Sproule. As of the date hereof, the principles of Sproule, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP and Macleod Dixon LLP (collectively, "COUNSEL"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a Unitholder who acquires Trust Units pursuant to the Offering and who, for purposes of the Tax Act, holds the Trust Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, Trust Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the market-to-market rules; (ii) a Unitholder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a Unitholder that is a "specified financial institution" as defined in the Tax Act. Any such Unitholder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based upon the provisions of the Tax Act, the regulations thereunder (the "REGULATIONS") in force as of the date hereof and Counsel's understanding of the current administrative policies of Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "PROPOSED AMENDMENTS"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PROSPECTIVE PURCHASER OF TRUST UNITS. CONSEQUENTLY, PROSPECTIVE UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

STATUS OF THE TRUST

Based upon representations made by the Manager, in the opinion of Counsel, the Trust presently qualifies as a "mutual fund trust" as defined by the Tax Act, and this summary assumes that the Trust will continue to so qualify. Counsel is advised by the Manager that it is intended that the requirements necessary for the Trust to qualify as a mutual fund trust will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust at all times throughout its existence. In the event that the Trust were not to so qualify, the income tax considerations would in some respects be materially different from those described herein.

TAXATION OF THE TRUST

The Trust is required to include in its income for each taxation year all net realized capital gains, dividends, accrued interest and amounts accrued in respect of the Royalty. The Trust may deduct in respect of each taxation year an amount not exceeding 20% of the total issue expenses of the offering and other offerings of its Units or debt obligations (subject to proration for a short taxation year) to the extent that those expenses were not otherwise deductible in a preceding year, and may also deduct reasonable management and administration fees incurred by it in the year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year, prorated for short taxation years.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year. An amount will be considered payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in the year to enforce payment of the amount. Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act; however no assurances can be given in this regard.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Further, it is possible that income received by the Trust will be used to repay the principal amount of any outstanding indebtedness (including the Debentures and the Redemption Notes). Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income may be payable to holders of Trust Units in the form of additional Trust Units ("REINVESTED UNITS").

TAXATION OF UNITHOLDERS RESIDENT IN CANADA

Each Unitholder that is a resident of Canada for purposes of the Tax Act is required to include in computing his income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. Income of a Unitholder from the Units will be considered to be income from property and not resource income (or "RESOURCE PROFITS") for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as a loss of a Unitholder.

Reinvested Units issued to a Unitholder in lieu of a cash distribution will have a cost equal to the fair market value of such units and will be averaged with the adjusted cost base of all other Units held by the Unitholder at that time as capital property in order to determine the adjusted cost base of each Unit.

Any amounts paid or payable by the Trust to a Unitholder in excess of the Unitholder's share of the income of the Trust and the non-taxable portion of capital gains made payable to Unitholders in the year will generally not be included in the income of the Unitholder but will reduce the adjusted cost base of such Unitholder's Trust Units. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises. The non-taxable portion of capital gains of the Trust that is paid or made payable to the Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base to the Unitholder of the Trust Units.

An actual or deemed disposition (other than in a tax deferred transaction) of Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base of the Units to the Unitholder plus any reasonable costs associated with the disposition. One-half of any capital gain realized by a Unitholder on a disposition of a Unit will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on such Unitholder's circumstances. A Unitholder that throughout the relevant year is a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

A redemption of Units in consideration for cash, Notes or Redemption Notes, as the case may be, will be a disposition of such Units for proceeds of disposition equal to the amount of such cash or the fair market value of such Notes or Redemption Notes, as the case may be, less any portion thereof that is considered to be a distribution out of the income of the Trust. Redeeming Unitholders will consequently realize a capital gain, or sustain a capital loss, depending upon whether such proceeds exceed, or are exceeded by, the adjusted cost base of the Units so redeemed. The receipt of Notes or Redemption Notes in substitution for Units may result in a change in the income tax characterization of distributions. Holders of Notes or Redemption Notes generally will be required to include in income interest that is received or receivable or that accrues (depending on the status of the Unitholder as an individual, corporation or trust) on the Notes or Redemption Notes. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the fair market value of such property at the time of distribution. Unitholders should consult with their own tax advisors as to the consequences of receiving Notes or Redemption Notes on a redemption.

TAXATION OF UNITHOLDERS NOT RESIDENT IN CANADA

Any distribution of income of the Trust to a Unitholder who is not resident or deemed to be resident in Canada will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Unitholder's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. Pursuant to the Proposed Amendments, the Trust will also be obligated to withhold on all capital distributions to non-residents at the rate of 15%. Where a non-resident sustains a capital loss on a disposition of Units such loss may reduce the non-resident's tax liability in respect of capital distributions.

A disposition or deemed disposition of a Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a holder who is not resident or deemed to be resident in Canada provided that the Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (b) the Units are "designated insurance property" of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Units the holder or persons with whom the holder did not deal at arm's length or any combination thereof, held 25% or more of the issued Units; or (d) the Trust is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on notes to a non-resident Unitholder who receives Notes or Redemption Notes on a redemption of Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

                           ELIGIBILITY FOR INVESTMENT

Provided the Trust qualifies as a mutual fund trust, the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSPS"), registered retirement income funds ("RRIFS"), deferred profit sharing plans ("DPSPS") and registered education savings plans ("RESPS") (collectively, the "PLANS"). If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Plans. Adverse tax consequences may apply to a Plan, or an annuitant thereunder, if the Plan acquires or holds property that is not a qualified investment for the Plan.

Where a Plan receives Notes or Redemption Notes as a result of a redemption of Units, such Notes or Redemption Notes may not be qualified investments for a Plan under the Tax Act depending upon the circumstances at the time, and this could give rise to adverse consequences to a Plan or the annuitant thereunder. Accordingly, Plans that own Units should consult their own advisors before deciding to exercise the redemption rights thereunder.

Provided the Trust restricts its holdings in foreign property within the limits provided in the Tax Act and provided the Trust qualifies as a mutual fund trust, the Trust Units will not be foreign property for Plans (other than registered education savings plans), registered pension plans or other persons subject to tax under Part XI of the Tax Act. Registered education savings plans are not subject to tax under Part XI of the Tax Act.

See also "Risk Factors - Consequences of Loss of Mutual Fund Trust Status".

                                  RISK FACTORS

An investment in the Trust Units of Advantage is subject to certain risks. INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "RISK FACTORS", BEGINNING ON PAGE 50 OF THE ADVANTAGE AIF AS WELL AS THE FOLLOWING RISK FACTORS:

CONSEQUENCES OF LOSS OF MUTUAL FUND TRUST STATUS

If the Trust no longer qualified as a mutual fund trust or such status was successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

o The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

o The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws.

o Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

o The Trust Units would not constitute qualified investments for Plans. If, at the end of any month, one of these Plans hold Trust Units that are not qualified investments, the Plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the Plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

o The Trust would no longer be exempt from the application of the alternative minimum tax provisions of the Tax Act.

In addition, the Trust may take certain measures in the future to the extent the Trust believes them necessary to maintain its status as a mutual fund trust. These measures could be adverse to certain Unitholders.

KEY MAN INSURANCE

The Trust does not have key man insurance in effect for its senior management. The contributions of these individuals to the immediate future operations of the Trust are important and the loss of such individuals could adversely impact on the Trust's growth and profitability.

                                LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust is a party or in respect of which any of its properties are subject, nor are there any such proceedings known to be contemplated.

                               MATERIAL CONTRACTS

The only material contract entered into by the Trust in connection with the Offering is as follows:

1.    the Underwriting Agreement referred to under "Plan of Distribution".

A copy of the foregoing agreement may be inspected during regular business hours at the offices of the Trust at 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7 until the expiry of the 30-day period following the date of the final short form prospectus and will be filed on SEDAR at the time of filing the final short form prospectus at www.sedar.com.


                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG, Chartered Accountants, 1200, 205 - 5th Avenue S.W., Calgary, Alberta T2P 4B9.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

                  STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

                                AUDITORS' CONSENT

The Board of Directors of Advantage Oil & Gas Ltd.

We have read the preliminary short form prospectus of Advantage Energy Income Fund (the "TRUST") dated January 21, 2005 relating to the sale and issue of trust units of the Trust. We have complied with Canadian Generally Accepted Standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above mentioned preliminary short form prospectus, of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2003 and 2002 and the consolidated statements of income and accumulated income and cash flows for each of the years then ended. Our report is dated April 7, 2004.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
January 21, 2005


                                AUDITORS' CONSENT

The Board of Directors of Advantage Oil & Gas Ltd.

We have read the preliminary short form prospectus of Advantage Energy Income Fund (the "TRUST") dated January 21, 2005 relating to the sale and issue of trust units of the Trust. We have complied with Canadian Generally Accepted Standards for an auditor's involvement with offering documents.

We consent to the use, through incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the directors of Advantage Oil & Gas Ltd. on the schedule of revenues and expenses of the Acquired Assets for the year ended December 31, 2003. Our report is dated August 24, 2004.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
January 21, 2005


                                AUDITORS' CONSENT

We have read the short form preliminary prospectus of Advantage Energy Income Fund (the "TRUST") dated January 21, 2005 relating to the qualification for distribution of 5,250,000 trust units of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned short form prospectus of our report to the directors of MarkWest Resources Canada Corp. ("MARKWEST") on the balance sheet of MarkWest as at December 31, 2002 and the statements of earnings and retained earnings (deficit) and cash flows for the year then ended. Our report is dated November 12, 2003.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Canada
January 21, 2005

                                  SCHEDULE "A"
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

The Board of Directors of Advantage Oil & Gas Ltd.

We have read the accompanying unaudited pro forma consolidated statement of income of Advantage Energy Income Fund (the "Fund") for the nine months ended September 30, 2004 and have performed the following procedures:

1. Compared the figures in the columns captioned "Advantage" to the unaudited consolidated statement of income of the Fund for the nine months ended September 30, 2004, and found them to be in agreement.

2. Compared the figures in the columns captioned "Acquired Assets" to the table in note 3 of the unaudited pro forma consolidated statement of income comprising amounts derived from the unaudited schedule of revenues and expenses of the Acquired Assets for the six months ended June 30, 2004 and from unaudited internal accounting records for the Acquired Assets for the period from July 1 to September 14, 2004, and found them to be in agreement.

3. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

       (a)    The basis for determination of the pro forma adjustments; and

       (b) Whether the pro forma consolidated statement of income complies as to form in all material respects with the published requirements of Canadian securities legislation.

       The officials:

       (a) described to us the basis for determination of the pro forma adjustments, and

       (b) stated that the pro forma consolidated statement of income complies as to form in all material respects with the published requirements of Canadian securities legislation.

4. Read the notes to the pro forma consolidated statement of income, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns for the nine months ended September 30, 2004 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
January 21, 2005

                          ADVANTAGE ENERGY INCOME FUND
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 2004
               (thousands of dollars except for per Unit amounts)
                                   (unaudited)

                                             Advantage
                                            Nine Months        Assets
                                               Ended        January 1 to
                                           September 30,   September 14,     Pro Forma                    Pro Forma
                                                2004       2004 (note 3)    Adjustments                 Consolidated
                                           -------------   -------------    -----------                 ------------
REVENUE
   Petroleum and natural gas                 $164,739         $70,214      $        -                    $  234,953
   Unrealized hedging loss                     (7,580)              -               -                        (7,580)
   Royalties, net of Alberta Royalty Credit   (32,241)        (15,745)              -                       (47,986)
                                              124,918          54,469               -                       179,387

EXPENSES
   Operating                                   25,723          17,606               -                        43,329
   General and administrative                   2,542               -               -                         2,542
   Stock-based compensation                     1,036               -               -                         1,036
   Management fees                              1,602               -             553      (note 2b)          2,155
   Non-cash performance incentive              14,221               -               -                        14,221
   Interest                                     4,322               -            (150)     (note 2c)          4,172
   Depletion, depreciation and accretion       65,135               -          27,365      (note 2d)         92,500
                                              114,581          17,606          27,768                       159,955

Income before taxes                            10,337           36,863        (27,768)                       19,432

TAXES
   Future income tax recovery                 (16,595)              -               -      (note 2e)        (16,595)
   Income and capital taxes                     1,096               -               -                         1,096
                                              (15,499)              -               -                       (15,499)

NET INCOME                                    $25,836          $36,863       $(27,768)                      $34,931

Net income per Trust Unit (note 2f)
   Basic                                                                                                $       0.53
   Diluted                                                                                              $       0.53


SEE ACCOMPANYING NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME.

ADVANTAGE ENERGY INCOME FUND

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF INCOME

NINE MONTHS ENDED SEPTEMBER 30, 2004
(UNAUDITED)

1.     BASIS OF PRESENTATION

       On August 24, 2004 Advantage Oil & Gas Ltd. entered into an agreement to acquire properties from Anadarko Canada Corporation ("Acquired Assets"). The acquisition closed on September 15, 2004 for cash consideration of $186 million.

       The accompanying unaudited pro forma consolidated statement of income has been prepared by management of Advantage Energy Income Fund ("Advantage") in accordance with Canadian generally accepted accounting principles. In the opinion of management the pro forma consolidated statement of income includes all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

       The pro forma consolidated statement of income may not be indicative either of the results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future.

       The unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2004 has been prepared from:

o The unaudited consolidated statement of income of Advantage for the nine-month period ended September 30, 2004;

o The unaudited schedule of revenues and expenses of the Acquired Assets for the six month period ended June 30, 2004; and

o The unaudited internal accounting records of the Acquired Assets for the period from July 1 to September 14, 2004.

2.     PRO FORMA TRANSACTIONS AND ASSUMPTIONS

       The pro forma consolidated statement of income for the nine-month period ended September 30, 2004 gives effect to the following transactions and assumptions as if they had occurred on January 1, 2004:

       (a) The acquisition of the Acquired Assets by Advantage for cash consideration of $186,000,000 before purchase price adjustments. The acquisition is being accounted for under the purchase method.

              The acquisition  was financed  through the issuance of $50,000,000 of 7.75% and $75,000,000 of 7.50% convertible unsecured subordinated debentures and the issuance of 3.5 million trust units at a price of $18.80 per unit. Associated underwriters' fees related to convertible debentures of $5,000,000 are included in accumulated income. Excess proceeds over the purchase price of the Acquired Assets was used to reduce bank debt.

       (b) Management fees have been adjusted to reflect the additional expense associated with the increase in operating income.

       (c) Interest expense has been calculated by applying historical bank interest rates for the period to the reduction in bank debt due to the proceeds from the financing exceeding the expected purchase price.

       (d) Depletion and depreciation has been determined using the full cost method of accounting based on combined proved reserves, future development costs, production volumes and the costs of acquiring the Acquired Assets. Accretion expense has been adjusted to reflect the additional asset retirement obligation associated with the Acquired Assets.

       (e) It is assumed that any additional future income tax resulting from the pro forma adjustments will be offset by additional deductions to Advantage.

       (f) Pro forma basic per unit amounts are based on the weighted average number of Advantage units outstanding for the period plus the additional units issued pursuant to the prospectus. The convertible debentures are classified as equity on the consolidated balance sheet. The interest charges, which are charged directly to accumulated income, are deducted in the determination of income available to Unitholders. Pro forma diluted per unit amounts are based on the weighted average number of diluted Advantage units outstanding for the period plus the additional units that would be issued on the conversion of the convertible debentures referenced under 2 (a).

3.     ACQUIRED ASSETS

       The net income for the Acquired Assets in the unaudited pro forma statement of income for the period from January 1 to September 14, 2004 was derived from the unaudited schedule of revenue and expenses of the Acquired Assets for the six months ended June 30, 2004 and from unaudited internal accounting records for the period from July 1 to September 14, 2004 as follows:

       SCHEDULE OF REVENUE AND EXPENSES OF THE ACQUIRED ASSETS

                                                                                 PERIOD FROM         PERIOD FROM
                                                           SIX MONTHS ENDED       JULY 1 TO           JAN. 1 TO
                                                             JUNE 30, 2004      SEPT. 14, 2004      SEPT. 14, 2004
                                                           ----------------     --------------      --------------
         REVENUE
               Petroleum and natural gas                       $ 48,640           $ 21,574            $ 70,214
               Royalties, net of Alberta Royalty Credit         (10,997)            (4,748)            (15,745)
                                                           ----------------     --------------      --------------

                                                                 37,643             16,826              54,469
         EXPENSES
               Operating                                         13,130              4,476              17,606
                                                           ----------------     --------------      --------------

         NET INCOME                                            $ 24,513           $ 12,350            $ 36,863
                                                           ================     ==============      ==============

                            CERTIFICATE OF THE TRUST


Dated:  January 21, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

                          ADVANTAGE ENERGY INCOME FUND
                          BY: ADVANTAGE OIL & GAS LTD.

(signed) Kelly I. Drader                                  (signed) Peter A. Hanrahan
President and Chief Executive Officer                     Vice President, Finance and Chief Financial Officer



                       ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Ronald A. McIntosh                              (signed) Lamont Tolley
Director                                                  Director

                         CERTIFICATE OF THE UNDERWRITERS


Dated:  January 21, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.


                               SCOTIA CAPITAL INC.
                            By: (signed) Mark Herman

BMO NESBITT BURNS INC.                                           NATIONAL BANK FINANCIAL INC.
By: (signed) Jason J. Zabinsky                                   By: (signed) David M. Vetters


                          RBC DOMINION SECURITIES INC.
                           By: (signed) Craig E. Kelly


                             CIBC WORLD MARKETS INC.
                         By: (signed) T. Timothy Kitchen


                               RAYMOND JAMES LTD.
                        By: (signed) Edward J. Bereznicki


                            FIRSTENERGY CAPITAL CORP.
                         By: (signed) Hugh R. Sanderson